FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: "Syngenta, Dow AgroSciences jointly to develop Dow compounds for use in Syngenta Seed Care"

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Syngenta International AG Media Office Schwarzwaldallee 215 CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Syngenta Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Anne Burt USA +1 202 737 8913 media.relations@syngenta.com	Syngenta Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520
Dow AgroSciences Indianapolis Indiana United States www.dowagro.com	Dow AgroSciences Media contact: Robyn Heine USA +1 317 337 4807 rheine@dow.com

Indianapolis, Indiana, USA and Basel, Switzerland, December 4, 2008

Syngenta, Dow AgroSciences jointly to develop Dow compounds for use in Syngenta Seed Care

Syngenta and Dow AgroSciences today announced a research and development agreement to evaluate current and future Dow AgroSciences compounds for incorporation into Syngenta's market-leading seed treatment portfolio.

Dow AgroSciences and Syngenta will target opportunities to maximize crop vigor and yield in field crops and vegetables through synergies between the two companies’ chemistries. Joint projects will aim to accelerate the delivery to market of high performance seed treatment and seed enhancement technologies. Dow AgroSciences’ compounds will be used in combination with Syngenta’s portfolio; products arising from the collaboration will be commercialized by Syngenta.

John Atkin, Chief Operating Officer of Syngenta Crop Protection, said: "We see significant seed treatment potential in Dow AgroSciences’ portfolio, which is complementary to Syngenta’s leading Seed Care range. Syngenta’s proven expertise in the development and marketing of top performing products for the global seeds industry will enable rapid development of new products at a time of increasing demand for technology to improve crop yields.”

“Dow AgroSciences is pleased to partner with an industry leader in seed treatment to bring new state-of-the-art products to growers”, said Jerome Peribere, President and CEO of Dow AgroSciences. “Combining Dow AgroSciences’ active ingredients and The Dow Chemical Company’s  coating and polymers technologies along with Syngenta’s industry leading seed treatment portfolio and expertise will be a great benefit for growers in providing world class solutions around the globe.”

Financial terms of the agreement have not been disclosed.

Syngenta and Dow AgroSciences – December 4, 2008 / Page  of 1 of 2

About Dow AgroSciences

Dow AgroSciences LLC, based in Indianapolis, Indiana, USA, is a top-tier agricultural company that combines the power of science and technology with the "Human Element" to constantly improve what is essential to human progress. Dow AgroSciences provides innovative technologies for crop protection, pest and vegetation management, seeds, traits, and agricultural biotechnology to serve the world's growing population. Global sales for Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company, were $3.8 billion in 2007. Learn more at www.dowagro.com.

About Syngenta

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2007 were approximately $9.2 billion. Syngenta employs over 21,000 people in more than 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Syngenta Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta and Dow AgroSciences – December 4, 2008 / Page  of 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	December 4, 2008	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal and Taxes